SHAREHOLDERS’ AGREEMENT

THIS SHAREHOLDERS’ AGREEMENT (the “Agreement”) is made and entered as of July 19, 2017 by and among ShantiNiketan International Corporation, a Nevada corporation (the “Company”), the shareholders of the Company identified on the signature page attached hereto (all of whom, in addition to any additional shareholders who become parties to this Agreement, are hereinafter sometimes referred to collectively as “Shareholders” and individually as a “Shareholder”), Iggy Ignatius Family Trust Dated November 13, 2015 (the “Trust”) and each Shareholder’s spouse who are signatories to this Agreement.

RECITALS

WHEREAS, the Shareholders are the owners of the number of shares of the Company’s issued and outstanding Common Stock set forth on the signature page to this Agreement (hereinafter referred to as the “Shares” which term shall include all of said outstanding capital shares of the Company, the shares owned by each Shareholder, and all Common Share Equivalents, as defined herein) .

B. The number of Shares owned by each Shareholder and the number of the share certificate(s) representing those Shares are set forth opposite each Shareholder’s name and address on the signature page to this Agreement.

C. The Shareholders have determined that it is necessary and appropriate for certain matters concerning the operations of the Company and the control and disposition of the Shares to be set forth, approved, and ratified in this Agreement with the Company, the Trust, and between each Shareholder.

D. The parties hereto have further determined that it is in their mutual best interest and in the best interest of the Company that certain restrictions be placed on the transferability and disposition of the Shares.

NOW, THEREFORE, in consideration of the premises and the mutual covenants contained herein and for other good and valuable consideration, the adequacy and receipt of which are hereby acknowledged, the parties agree as follows:

1.1 The recitals and the exhibit referred to therein are true and correct and are hereby incorporated into and made a part of this Agreement.

1.2 The Company was formed for the purposes and scope set forth in the Company’s Articles of Incorporation.

1.3 All of the Shares and Common Share Equivalents of the Company presently or hereafter owned by each Shareholder shall be subject to this Agreement, including, without limitation, any shares of Common Stock issued to the Shareholder arising from the exercise of any options, warrants or other rights to purchase or subscribe for any capital shares of the Company, and by any other person who may hereafter become a party to this Agreement. For purposes hereof, “Common Share Equivalents” means (without duplication with any other Shares or Common Share Equivalents) rights, warrants, options, restricted stock, convertible securities, or exchangeable securities or indebtedness, or other rights, exercisable for or convertible or exchangeable into, directly or indirectly, Common Stock of the Company or securities convertible or exchangeable into Common Stock of the Company, whether at the time of issuance or upon the passage of time or the occurrence of some future event.

1.4 The parties agree that, except as otherwise provided herein, none of the Shareholders shall sell, transfer, assign, encumber or in any way dispose of, or alienate any of the Shares, which may be now owned or hereafter acquired unless the Shareholder desiring to make the sale, transfer, assignment, encumbrance or other disposition shall comply with all of the requirements of this Agreement pertaining to transfers of Shares. Any purported transfer of the Shares in violation of any provision of this Agreement shall be null and void and shall not operate to transfer any interest or title to the purported transferee.

ARTICLE 2

DISPOSITION OR OTHER TRANSFER OF SHARES

2.1 Except as set forth in this Agreement, no Shareholder shall assign, transfer, pledge, encumber, hypothecate or otherwise dispose of any Shares of the Company to any person, firm, corporation or other entity without the written consent of all the other Shareholders; provided that compliance with this Section 2.1 shall not be required in connection with any transfer or other disposition of Shares by a Shareholder to any Related Transferee (as such term is defined in Article 5 herein) of such Shareholder.

2.2 Except as set forth in this Agreement, no Shareholder shall assign, transfer, pledge, encumber, hypothecate or otherwise dispose of any of his Shares, or any capital shares of the Company hereafter owned by him, to any person, firm, corporation or other entity that competes with the Company or any of its subsidiaries.

ARTICLE 3

BOARD OF DIRECTORS; OFFICERS

3.1 Each of the Shareholders agree to take all action within their respective power, including, but not limited to, the voting of the Shares (to the extent that any such Shareholder holds Shares of the Company entitled to vote thereon), required to elect Iggy Ignatius and one or more persons nominated by him or the trustee of the Trust as a member of the Board of Directors of the Company, provided that if the Trust ceases to be a party to this Agreement then the Trust at such time shall cease to have any rights to designate a director as the Trust’s nominee pursuant to this Section 3.1.

3.2 If the seat on the Board of Directors filled by a Shareholder nominee becomes vacant, Mr. Iggy Ignatius or the Trust shall have the right to nominate and appoint a successor who shall serve until the next annual meeting of Shareholders.

3.3 On the date of this Agreement, the following individuals shall be appointed as officers and directors of the Company:

Name	Office
Iggy Ignatius	Executive Chairman and Chairman of the Board of Directors
Appaswamy (Vino) Pajanor	Chief Executive Officer, President, Chief Financial Officer and Secretary
Gary F. Beck	Director
Thomas Pfeiffer	Director

ARTICLE 4

INTENTIONALLY DELETED

ARTICLE 5

FAMILY AND AFFILATE TRANSFERS

5.1 Shareholders may transfer any or all of their shares of Common Stock or Common Share Equivalents to their spouses, adult lineal descendants, and their spouses, trusts for the benefit of any of the foregoing persons or such Shareholder’s minor lineal descendants (collectively, such Shareholder’s “Related Transferees”). If a Shareholder transfers any of his shares of Common Stock or Common Share Equivalents to a Related Transferee (or if any Related Transferee subsequently transfers or retransfers any of such shares of Common Stock or Common Share Equivalents to another Related Transferee of such Shareholder), such Related Transferee(s) shall receive and hold the shares of Common Stock or Common Share Equivalents so transferred subject to the provisions of this Agreement, including without limitation the obligations hereunder of the Shareholder who originally transferred such shares of Common Stock or Common Share Equivalents, as though such shares of Common Stock or Common Share Equivalents were still owned by him. and such Related Tranferee(s) shall be deemed a single Shareholder whose decisions under or in connection with this Agreement shall be made by such original Shareholder, and such Related Transferee(s) shall not be deemed Shareholders, for the purposes of this Agreement. No Related Transferee shall transfer any shares of Common Stock or Common Share Equivalents except to the Shareholder to whom he, she or it is related or to another Related Transferee of such Shareholder, or as part of a sale of all such Shareholder’s shares of Common Stock or Common Share Equivalents in accordance with this Agreement.

5.2 It shall be a condition precedent to any transfer permitted by Section 5.1 above that the Related Transferee, if he or she has not already done so, shall execute arid deliver to each party hereto an agreement acknowledging that all shares of Common Stock or Common Share Equivalents transferred or to be transferred are and shall be subject to the terms and conditions of this Agreement and agreeing to be bound hereby. Notwithstanding anything to the contrary in this Agreement, no transfer by a Shareholder (or any of his Related Transferees) under Section 5.1 above shall release such Shareholder from any of his obligations or liabilities hereunder.

5.3 For the purposes of this Agreement, all references to the shares of Common Stock or Common Share Equivalents of a Shareholder shall be deemed to include all shares of Common Stock or Common Share Equivalents held by Related Transferees of such Shareholder, if any. Whenever a Shareholder shall be obligated to sell his or its shares of Common Stock or Common Share Equivalents under this Agreement, each Related Transferee of such Shareholder shall be obligated to sell all of such shares of Common Stock or Common Share Equivalents which he or it holds, to the same purchaser(s) and on such terms and conditions.

ARTICLE 6

RIGHT OF FIRST REFUSAL

If any Shareholder receives a bona fide offer from a third party, excluding Related Transferees (the “Offeror”), to purchase all or some of such Shareholder’s Shares (the “Offer”), and such Shareholder (the “Selling Shareholder”) desires to accept such Offer, the Selling Shareholder shall first offer for sale to the Trust the Shares and then to the Company which the Selling Shareholder proposes to sell to the Offeror (the “Offered Shares”) in accordance with the following procedures:

6.1 The Selling Shareholder shall deliver a notice of the proposed sale (the “Transfer Notice”) to the Company and the Trust. The Transfer Notice shall contain a description of the transaction in reasonable detail, including the terms of the proposed transaction, the number of Offered Shares, the name of the Offeror, a description of the consideration (if any) to be received by the Selling Shareholder for the Offered Shares, the closing date and all information that is available to the Selling Shareholder regarding the Offeror’s business experience and financial condition. The Transfer Notice shall also include a copy of the writing evidencing the bona fide offer and any agreement entered into in connection therewith. Bona fide offers must be offers from third parties acting in good faith who are not Related Transferees.

6.2 The Trust shall have the right to purchase all or some of the Offered Shares if, within 20 days after the receipt by the Trust of the Transfer Notice, the Trust delivers written notice to the Selling Shareholder stating the number of Offered Shares the Trust agrees to purchase. If the Trust elects to purchase less than all of the Offered Shares, the acceptance of such Offer by the Trust shall be effective only if the Company elects to purchase the remaining Offered Shares in accordance with Section 6.3.

6.3 If the Trust fails to exercise its option to purchase all the Offered Shares, the Company shall have an additional 10 days to purchase all of the remaining Offered Shares by delivering written notice to the Selling Shareholder and the Trust specifying the maximum number of Offered Shares the Company desires to purchase.

6.4 If the Trust and/or the Company agree to purchase all of the Offered Shares in accordance with Sections 6.2 and 6.3, the purchase shall be consummated in accordance with the terms of the Transfer Notice within 30 days after the later of the deadline for delivery of (i) the notice required pursuant to Section 6.2 or, if applicable, (ii) the notice required pursuant to Section 6.3, or as otherwise provided in the Transfer Notice.

6.5 If the Trust and/or the Company do not agree to purchase all of the Offered Shares, the Selling Shareholder shall have the right to sell the Offered Shares to the Offeror named in the Transfer Notice, but only in strict accordance with the terms, and for the consideration stated, in the Transfer Notice. If the Selling Shareholder does not sell the Offered Shares to the Offeror in accordance with the Transfer Notice within 60 days after the later of the deadline for delivery of (i) the notice required pursuant to Section 6.2 or, if applicable, (ii) the notice required pursuant to Section 6.3, all of the restrictions on sale set forth in this Agreement shall again be in effect with respect to the Offered Shares, and the Selling Shareholder shall again comply with all of the provisions of this Article 6 prior to any sale of the Shares.

6.6 In the event any or all of a Selling Shareholder’s Shares are sold to an Offeror in accordance with the terms of this Agreement, the Offeror shall, as a condition precedent to the effectiveness of such sale or the issuance of any certificate(s) representing such Shares to the Offeror, execute a counterpart of this Agreement and become a party hereto, agree to be bound to all the terms hereof, and agree to be treated as a Shareholder for purposes of this Agreement.

ARTICLE 7

OTHER TRANSFERS

7.1 If a Shareholder dies or becomes “permanently and totally disabled” (as hereinafter defined) (the “Selling Shareholder”), the Trust, may purchase and the Selling Shareholder (or his estate) shall be obligated to sell all of the Shares owned by such Shareholder or his estate upon the terms and conditions set forth herein as of the date of such death or permanent and total disability (the “Withdrawl Date”) if the Trust elects to purchase the Selling Shareholder’s shares. For purposes of this Agreement, “permanent and total disability” shall mean the inability to engage in any substantial gainful activity by reason of any medically determinable physical or mental impairment which can be expected to result in death or which has lasted or can be expected to last for a continuous period of not less than 12 months. An individual shall not be considered to be permanently and totally disabled unless he furnishes proof of the existence thereof in such form and manner, and at such times, as the Company may require.

7.2 If a Shareholder’s employment with the Company or its subsidiaries is terminated for any reason (the “Terminated Shareholder”), the Trust, or if not the Trust, the Company, shall have the right to purchase (pro rata) and the Terminated Shareholder shall be obligated to sell all of the Shares owned by such Shareholder upon the terms and conditions set forth herein as of the date of such termination or expiration (the “Withdrawal Date”) if the Trust or the Company exercises such right to purchase the Shares by providing written notice to the Terminated Shareholder within 90 days of the Withdrawal Date related to termination of Shareholder’s employment with the Company..

7.3 The purchase price paid to the Selling Shareholder or the Terminated Shareholder, or his estate, shall be equal to the “Agreed Value” (as defined herein) of the percentage interest in the Company represented by the Shares as of month immediately preceding the Withdrawal Date (the “Purchase Price”). The Agreed Value of all of the Shares of the Company shall be reconsidered and either confirmed or modified by the Board of Directors of the Company (the “Board”) within 90 days after the end of each fiscal year of the Company commencing with the fiscal year ending December 31, 2017 and at such additional times as the Board deems appropriate. If the Board fails so to modify or confirm the Agreed Value, the previous Agreed Value shall continue to control subject to the terms of Section 7.4.

7.4 The Agreed Value shall be adjusted by 50% of the amount of any increase or decrease in the Company’s retained earnings between (a) the end of the Company’s fiscal year immediately preceding date of establishing or confirming in writing the Agreed Value and (b) the last day of the calendar month immediately preceding the Withdrawal Date. The Company’s retained earnings shall be determined from the Company’s books and records prepared and maintained in accordance with generally accepted accounting principles then in effect or, if the Company is on a cash basis, on the accounting basis used for income tax purposes.

7.5 If the Board fails to establish the Agreed Value as set forth in Section 7.3, then:

(a) The Purchase Price shall be an amount equal to the written appraised value, as of the Withdrawal Date, of the percentage interest in the Company represented by such Shares to be purchased determined by an independent commercial business appraiser (the “Appraiser”) selected by the Selling Shareholder or the Terminated Shareholder. Such appraisal shall be submitted, within forty-five (45) days following the Withdrawal Date, by the Selling Shareholder or the Terminated Shareholder to the Trust and the Company who may either accept or reject such appraisal.

(b) If the Trust or the Company rejects such appraisal, the party that rejects such appraisal must retain a second Appraiser and submit a second appraisal in writing to the Selling Shareholder and the Trust within thirty (30) days following receipt of the first appraisal.

(c) If such appraisal does not exceed the lower appraisal by more than ten percent (10%), the Purchase Price shall be the average of the two appraisals. If the higher appraisal exceeds the lower appraisal by more than ten percent (10%) thereof, the Selling Shareholder or the Terminated Shareholder, as the case may be, and the Trust shall, within thirty (30) days following receipt of the second appraisal, direct the two appraisers to select a third Appraiser.

(d) Such third Appraiser shall, within thirty (30) days following his appointment, or as soon thereafter as shall be practicable, appraise the Shares to be sold and deliver the written appraisal to the Trust and the Shareholders. If a third appraisal shall be obtained, the Purchase Price shall be the average of the two of the three appraisals which are closest in value, and the third appraisal shall be disregarded in determining the Purchase Price, unless the difference between each of such appraisals is equal, in which case the Purchase Price shall be the average of all three appraisals.

(e) Any delay caused by obtaining the third appraisal shall extend the Closing Date for a period of days equal to such delay.

(f) Each party shall bear the cost of their own appraisal and the Shareholders shall equally divide and together bear the cost of the third appraisal, if any.

7.6 If the Company purchases life insurance on the life of a Shareholder in order to finance all or a portion of the Purchase Price for the Shares of a Selling Shareholder, the Company shall be the beneficiary of such insurance policies. Such policies may be reviewed annually in order to maintain them at a level near or equal to the Agreed Value of the Shares of each respective Shareholder.

7.7 The Purchase Price for the Shares purchased pursuant to this Section 7 shall be paid in the following manner:

(a) If insurance proceeds are available, all such proceeds shall be paid at closing, with the balance paid in not more than eight equal quarterly installments commencing three months after the closing.

(b) If insurance proceeds are not available, in not more than eight quarterly installments commencing three months after the closing

7.8 The unpaid portion of the Purchase Price shall be evidenced by a promissory note bearing interest at 5% per annum. The Selling Shareholder (or his estate) shall have a lien on the Shares sold until payment in full is made.

7.9 (a) Each Shareholder hereby agrees and bounds himself, herself and each other, each representative of their respective estate and each of their respective family members, heirs, creditors and assigns (including any assigns by operation of law): (i) to sell, as provided herein, all of the Shares in which he or she has an interest, if the other Shareholders (or the Company) are required, or elect to, purchase such Shares as provided in this Agreement; and (ii) at the Purchase Price for his (her) Shares as determined herein in full and complete satisfaction of all such Shareholder, spouse, representative, family member, heir or assign’s, right, title, claim and interest in and to, the Shares, the Company or any of its assets, and each of the foregoing waives and releases any and all claims against all the other Shareholders and the Company with respect thereto, other than those arising from a breach hereof.

(b) No person will vote his or her Shares in any manner or otherwise take part in any decision of the Company, which would be inconsistent with the purposes hereof.

(c) If a Shareholder becomes separated, such Shareholder will purchase from his spouse or his spouse’s estate, as provided herein, all of the Shares in which such spouse or estate has in interest by giving written notice thereof to such spouse (or estate), and the other Shareholders in the Company. If such Shareholder fails to close the purchase of such Shares within sixty days, such Shareholder will be in breach of this Agreement and the Trust may, at any time thereafter, in its sole discretion and in addition to any other remedies that they may have, elect to purchase all of such Shares (pro rata) as provided herein from such spouse (or estate), by giving written notice thereof to such a Shareholder, his spouse (or estate) and the Company which shall provide for a closing within 30 days of the date of the notice. The Purchase Price for such Shares will be as set forth in Paragraph 7.2 hereof and payment shall be made in five equal annual installments of principal and accrued interest, commencing one year from the closing The Purchase Price shall bear interest at 6% per annum and shall be evidenced by a promissory note(s).

ARTICLE 8

CLOSING

8.1 Any closing of a purchase and sale of Shares under Article 7 hereof shall take place at the principal office of the Company within 12 months after the Withdrawal Date. At such closing each certificate evidencing the Shares being purchased shall be duly endorsed in proper form for transfer with such signatures guaranteed, and shall be delivered free and clear of all liens, claims, encumbrances and any other restrictions.

8.2 If the Shareholder sells all of such Shareholder’s Shares and is an officer and/or director of the Company, such Shareholder shall deliver to the Company written resignations from all such positions to be effective immediately upon delivery.

8.3 If the Shareholder is selling all of the Shareholder’s Shares, the Trust shall pay to such Shareholder any loans or notes payable by the Company to such Shareholder or any other like debt due to such Shareholder from the Company within 90 days of the closing of such sale.

8.4 If the Shareholder is selling all of the Shareholder’s Shares and such Shareholder has any indebtedness of any nature to the Company or otherwise owes any money to the Company, such Shareholder shall pay to the Company at the closing the full amount of any such loans or notes payable to the Company by such Shareholder or any like debt or other obligation to the Company from such Shareholder irrespective of the amount of proceeds to be received by the Seller in connection with such sale.

ARTICLE 9

DRAG ALONG RIGHTS, POSSIBLE CONVERSION TO LIMITED LIABILITY COMPANY

9.1 If the holders of at least 75% of the Shares (in such capacity, the “Dragging Parties”) agree to transfer to a third party or a group of third parties all of the Shares beneficially owned by the Dragging Parties at the time of such transfer for cash, then the other Shareholder (in such capacity, the “Dragged Party”) hereby agrees that, if requested by the Dragging Parties, he will transfer to such third party on the same terms and conditions (including; without limitation, time of payment and price per share) as to be paid and given to the Dragging Parties, all of his Shares.

9.2 The Dragging Parties will give notice (the “Drag-Along Notice”) to the Dragged Party of any proposed transfer giving rise to the rights of the Dragging Parties set forth above at least 20 days prior to such transaction. The Drag-Along notice will set forth the name and identity of the proposed transferee, the proposed price per Share, a copy of the purchase and sale documentation and any other relevant information. In connection with any such transfer, the Dragged Party shall be obligated only to make representations and warranties (and provide related indemnification) as to his individual ownership of Shares. If the transfer referred to in the Drag-Along Notice is not consummated within 60 days from the date of the Drag-Along Notice, the Dragging Parties must deliver another Drag-Along Notice in order to exercise rights under this Section with respect to such transfer or any other transfer.

9.3 Possible Conversion to Limited Liability Company. Notwithstanding any other provision of this Agreement, the Shareholders must exchange their shares of the Company for an interest in a limited liability company in proportion to their interest in the Company and execute an operating agreement containing substantially the same terms and conditions included in this Agreement upon a vote of no less than a majority of the Shareholders to this Agreement.

ARTICLE 10

CERTAIN REQUIREMENTS

10.1 At any time after the date hereto, the approval of a majority of the Board of Directors, shall be required for the following corporate action:

(a)	Dissolution or liquidation of the Company (or any of its subsidiaries);

(b)	Redemption or repurchase of any of the Company’s securities;

(c)	Formation of any subsidiary;

(d)	Reclassification of any of the Company’s securities;

(e)	Amendment or any other modification of the Company’s Articles of Incorporation or Bylaws;

(f)	Hiring or termination of the Company’s outside accountants or auditors;

(g)	Any transaction with any Shareholder or affiliate of such Shareholder, including, but not limited to members of a Shareholder’s family;

(h)	Any voluntary bankruptcy or insolvency event;

(i)	Any material change in the nature of the Company’s (or its subsidiaries’) business; including issuance or sale of any of the Company’s (or its Subsidiaries’) options and securities;

(j)	Any change in the terms of the compensation, and benefits paid by the Company or its subsidiaries to any of the Shareholders, if any;

(k)	Any changes in the number or identity of officers or directors of the Company or any subsidiary, other than as expressly set forth herein; or

(l)	Any payment of monies to or benefits conferred upon a Shareholder.

10.3 In connection with any corporate action requiring Board approval or action, and in the event of a tie vote among the Board members, Iggy Ignatius (or his nominee or the nominee of the Trust if Mr. Ignatius is no longer a member of the Board) shall be empowered to break the tie.

ARTICLE 11

REPRESENTATIONS, WARRANTIES, COVENANTS AND INDEMNIFICATION

11.1 Representations, Warranties and Covenants of the Company. The Company hereby represents, warrants and covenants to each other party hereto as follows:

(a) The Company is a corporation duly organized and validly existing under the laws of the State of Nevada and has all requisite corporate power and authority to execute and deliver this Agreement, to carry out the provisions hereof and thereof and to perform its obligations hereunder and thereunder. The execution, delivery and performance by the Company of its obligations under this Agreement and the consummation by it of the transactions contemplated hereby and thereby have been duly authorized by all necessary corporate action on the part of the Company. This Agreement has been duly and validly executed and delivered by the Company and constitutes a legal, valid and binding obligation of the Company, enforceable against it in accordance with its terms.

(b) The execution and delivery by the Company of this Agreement does not, and will not, conflict with, or result in any violation of or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancellation or acceleration of any obligation to or loss of a material benefit under, or to increased, additional, accelerated or guaranteed rights or entitlements of any person under, or result in the creation of any lien, claim, encumbrance, pledge, security interest, option, charge or restriction of any kind (“Liens”) upon any of the properties or assets of the Company under any provision of (i) the Company’s Articles of Incorporation, as amended, or Bylaws (or similar governing instruments); (ii) any. note, bond, mortgage, indenture, deed of trust, license, lease, contract, commitment, agreement or arrangement to which the Company is a party or by which any of its properties or assets are bound; or (iii) any applicable laws or judgments.

11.2 Representations and Warranties of the Shareholders. Each Shareholder hereby represents and warrants, for himself only, to the Company and each other Shareholder as follows:

(a) This Agreement has been duly and validly executed and delivered by such Shareholder and constitutes the legal, valid and binding obligation of such Shareholder, enforceable against such Shareholder in accordance with its terms.

(b) The execution and delivery by such Shareholder of this Agreement does not, and the consummation of the transactions contemplated hereby and compliance with the terms hereof will not, conflict with, or result in any violation of or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancellation or acceleration of any obligation or to loss of a material benefit under, or to increased, additional, accelerated or guaranteed rights or entitlements of any person under, or result in the creation of any Lien upon any of the properties or assets of such Shareholder under, any provision of (i) any note, bond, mortgage, indenture, deed of trust, license, lease, contract, commitment, agreement or arrangement to which such Shareholder is a party or by which any of his properties or assets are bound or (ii) any applicable laws or judgments.

ARTICLE 12

SHARE CERTIFICATE LEGEND

12.1 Upon the execution of this Agreement, the certificates representing all Shares subject hereto, and thereafter all certificates representing any Shares subject hereto (including, without limitation, in each case, all Common Stock and all Common Share Equivalents subject to this Agreement), shall be surrendered to the Company and endorsed as follows:

“The securities represented by this certificate are subject to a Shareholders’ Agreement by and among the Company and all shareholders of the Company dated as of July 19, 2017, and are transferable only in accordance with the terms, and subject to the conditions and restrictions, of such agreement. A copy of such Shareholders’ Agreement is on file at the Company’s principal office and may be inspected during the Company’s usual business hours by appointment.”

“The securities represented by this certificate have not been”‘ registered under the Securities Act of 1933, as amended (hereinafter “Securities Act”), or any state securities laws, and may not be sold, transferred, pledged, hypothecated or otherwise disposed of in the absence of an effective registration statement under the Securities Act an exemption from the registration requirements under the Securities Act and such laws, in which event the Company shall have the right to require an opinion of counsel satisfactory to the Company that such registration is not required.”

ARTICLE 13

AMENDMENT AND TERMINATION

13.1 Any waiver, alteration, modification or amendment of this Agreement shall be by written instrument and shall not be valid unless executed by Shareholder who own a majority of the Shares subject to this Agreement and by the Company.

13.2 Unless terminated at an earlier date by written instrument signed by the Shareholders owning a majority of the Shares subject to this Agreement, this Agreement shall terminate upon the earliest of (i) the bankruptcy, dissolution, liquidation or winding-up of the Company, or (ii) the cessation of the Company’s business. A party who ceases to hold any Shares and who ceases to beneficially own any Shares shall cease to be a Shareholder party to this Agreement and shall have no further rights or obligations under this Agreement.

13.3 Failure to insist upon strict compliance with any of the terms, covenants or conditions hereof shall not be deemed a waiver of such terms, covenants of conditions nor shall any waiver or relinquishment of any right or power be deemed a waiver of such terms, covenants or conditions nor shall any waiver or relinquishment of any right or power hereunder at any one time or more times be deemed a waiver or relinquishment of such right or power at any other time or times.

13.4 Except as otherwise expressly herein provided, this Agreement shall inure to the benefit of and be binding upon the Company, its successors and assigns and upon the Shareholders, their heirs, personal representatives, and assigns.

ARTICLE 14
BREACH AND LITIGATION

14.1 It shall constitute a breach of this Agreement if any Shareholder or such Shareholder’s personal representative violates any of the applicable provisions of this Agreement. In the event of such a breach of this Agreement which is not cured or waived within any applicable grace period, any party hereto claiming that a breach has occurred may, if that party so elects, pursue any remedy that may exist, in law or in equity, for a breach of this Agreement.

14.2 The Shareholders acknowledge and agree that the Shares of the Company cannot be readily purchased or sold in the open market, that they have a unique and special value, and that the Shareholders would be irreparably damaged if the terms of this Agreement were not capable of being specifically enforced; for this reason the Shareholders agree that the terms and conditions of this Agreement shall be specifically enforceable and that the remedy of specific performance may be sought in any proceeding. The Shareholders further agree that any sale or disposition of Shares which does not strictly comply with the terms and conditions of this Agreement may be restrained by emergency injunctive relief, and that such equitable relief provided herein shall not in any way limit or deny any other remedy at law which a Shareholder might otherwise have.

14.3 If any Shareholder shall institute legal proceedings against any other Shareholder based upon a cause of action arising out of this Agreement, the prevailing Shareholder in such proceedings shall be entitled to the costs and expenses thereof, including reasonable attorneys’ fees and including any and all costs and fees incurred on appeal.

ARTICLE 15

GENERAL PROVISIONS

15.1 Entire Agreement. Except as otherwise provided herein, this Agreement constitutes the final, complete and exclusive understanding of the parties and the same may not be amended or modified except by writing signed by all parties hereto. All understandings and agreements heretofore existing between the parties are merged in this Agreement. This Agreement supersedes any and all other agreements, either oral or in writing, between the parties hereto with respect to the subject matter hereof and contains all of the covenants, agreements, representations and other valid statements between the parties with respect to such subject matter specifically including, but not limited to all other shareholders’ agreement entered into among the Company and any of its other shareholders, including the Shareholders to this Agreement. Each party to this Agreement acknowledges that no representations, inducements, promises or statements, oral or otherwise, have been made by any party hereto or anyone acting on behalf of any party hereto which are not embodied herein and agrees that no other agreement, covenant, representation, inducement or statement not set forth in writing in this Agreement shall be valid or binding. The parties to this Agreement further acknowledge that all the terms of this Agreement were negotiated at arms’ length and that this Agreement and all documents executed in connection herewith were prepared and executed without duress, undue influence or coercion of any kind exerted by any party hereto upon any other party. Further, the parties acknowledge that each has had the opportunity to review this Agreement with independent legal counsel prior to the execution hereof.

15.2 Nevada Law to Govern. The validity of this Agreement and any of its terms and provisions as well as the rights and duties of the parties hereto shall be interpreted and construed pursuant to and in accordance with the laws of the State of Nevada.

15.3 Notice. Any notice required or permitted to be given pursuant to the provisions of this Agreement shall be in writing and shall be sent by certified or registered mail, postage prepaid, or by reputable overnight messenger service to the Shareholders and the Company at the addresses set forth in Exhibit “A” to this Agreement, unless any such address is changed by notice as provided below. Notice shall be deemed to have been received (a) if sent by certified or registered mail, postage prepaid, three (3) business days after depositing the same with the U.S. Postal Service or (b) if sent by reputable overnight messenger service, the next business day. Any change in the Shareholders or the address of any of the holders of Shares subject to this Agreement or of the Company shall be given to the other Shareholders and the Company in writing in accordance with this Section 15.3.

15.4 Severability. The determination by any court of competent jurisdiction that any provision of this Agreement is not enforceable in accordance with its terms shall not affect the validity or enforceability of the remaining provisions of this Agreement, but rather such unenforceable provisions shall be stricken or modified to the minimum extent required in accordance with the court’s decision, and this Agreement, as so modified, shall continue to bind the parties hereto.

15.5 Captions. The captions of this Agreement are for convenience and reference only and in no way define, describe, extend or limit the scope or intent of this Agreement or the intent of any provision hereof.

15.6 Further Assurances. The parties agree to execute any and all documentation necessary or appropriate to carry out the provisions of this Agreement.

15.7 Counterparts. This Agreement may be executed in one or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same.

IN WITNESS WHEREOF, the Shareholders, spouses and the Company have executed this Agreement the date and year first stated above.

COMPANY:
Shantiniketan International Corporation

By:
Appaswamy (Vino) Pajanor,
Chief Executive Officer

SHAREHOLDERS:

Shareholder Name and Address		No. of Shares
Iggy Ignatius Family Trust dated November 13, 2015		20,120,100

By:	/s/ Iggy Ignatius
Title:	Trustee
Name:	Iggy Ignatius

Address:
927 David Walker Drive
Tavares, FL 32778

/s/ Devikarani Ignatius	1,220,000
Devikarani Ignatius

Jeffrey Ignatius Family Trust dated August 24, 2015		1,220,000

By:	/s/ Jeffrey Ignatius
Title:	Trustee
Name:	Jeffrey Ignatius

/s/ Shirley Pajanor	1,220,000
Shirley Pajanor

/s/ Jennifer Rajendran	1,220,000
Jennifer Rajendran

Total	25,000,100

Spouse’s Joinder Agreement

The undersigned, being the spouse of Iggy Ignatius, agrees to be bound by the provisions of this Joinder Agreement, to the extent applicable to the undersigned.

/s/ Devikarani Ignatius
Printed Name:	Devikarani Ignatius

Spouse’s Joinder Agreement

The undersigned, being the spouse of Devikarani Ignatius, agrees to be bound by the provisions of this Joinder Agreement, to the extent applicable to the undersigned.

/s/ Iggy Ignatius
Printed Name:	Iggy Ignatius

Spouse’s Joinder Agreement

The undersigned, being the spouse of Jeffrey Ignatius, agrees to be bound by the provisions of this Joinder Agreement, to the extent applicable to the undersigned.

/s/ Krystal A. Ignatius
Printed Name:	Krystal A. Ignatius

Spouse’s Joinder Agreement

The undersigned, being the spouse of Shirley Pajanor, agrees to be bound by the provisions of this Joinder Agreement, to the extent applicable to the undersigned.

/s/ Appaswamy Pajanor
Printed Name:	Appaswamy Pajanor

Spouse’s Joinder Agreement

The undersigned, being the spouse of Jennifer Rejendran, agrees to be bound by the provisions of this Joinder Agreement, to the extent applicable to the undersigned.

/s/ Saravanaranthan Rajendran
Printed Name:	Saravanaranthan Rajendran